Henkel

A Brand like a Friend

03 MAR 20 AM 7:21

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007657

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum

2003-03-18

SUPPL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Two Henkel business sectors under new leadership – Changes in the Henkel Management Board".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

PROCESSED
APR 01 2003
THOMSON FINANCIAL

dlw 3/27

H. Nicolas T.G. Kühn

Encl.

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18.03.2003 08:37
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Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Changes in the Henkel Management Board"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases about "Changes in the Henkel Management Board", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Two Henkel business sectors under new leadership

Changes in the Henkel Management Board

Düsseldorf – Effective July 1, 2003, the Henkel Group, Düsseldorf, will be changing the composition of its Management Board. Guido De Keersmaecker, Executive Vice President Henkel Technologies, will be retiring on June 30, 2003. Dr. Jochen Krautter, currently Executive Vice President Finance will assume the leadership of Henkel Technologies in his place. Dr. Lothar Steinebach, since 1995 Corporate Vice President Finance/Controlling, will become the new Executive Vice President Finance.

"On behalf of the Henkel Group, I thank Guido De Keersmaecker for his outstanding contribution. It was under his leadership that Henkel's Adhesives business sector became world market leader and expanded its position to this day," states Prof. Dr. Ulrich Lehner, President and CEO of the Henkel Group.

In his 26 years with the Henkel Group, Guido De Keersmaecker, 60, was exceptionally successful in his various functions, among others as Managing Director of Henkel Benelux, Henkel Italiana, and Henkel France. In 1993, he became a member of the Management Board, assuming the position of Executive Vice President Adhesives, and in 2000, he was appointed as personally liable managing partner. The Henkel Group has accepted Guido De Keersmaecker's request to retire, effective June 30, 2003.

Dr. Jochen Krautter, 60, has been a member of the Henkel Group Management Board since 1992 (Henkel Surface Technologies / Information Systems) and Executive Vice President Finance since 2000. In order to ensure continuity in the leadership of the Henkel Technologies business sector, Mr. Krautter's contract will be extended to 2006.

Dr. Lothar Steinebach, 55, joined the Henkel Group as legal counsel in 1980. In 1995, he transferred to Corporate Finance and was appointed Corporate Vice President Finance/Controlling of the Henkel Group.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. The Company is represented in over 75 countries. In fiscal 2002, the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 48,638 employees work for the Henkel Group worldwide.

March 18, 2003

Contact
Henkel Group
Corporate Communications

Ernst Primosch
Phone: ++49-797-3533
Fax ++49-798-2484
email: ernst.primosch@henkel.com

Sven Jacobsen
Phone: ++49-797-6321
Fax: ++49-798-9208
email: sven.jacobsen@henkel.com

Internet: http://www.press.henkel.com or http://www.henkel.com

Presseinformation

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